FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Zuschlag Charlotte A.	2. Issuer Name and Ticker or Trading Symbol ESB Financial Corporation (ESBF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive officer
(Last) (First) (Middle) 509 Salem Heights Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year February 3, 2003
(Street) Gibsonia, PA 15044		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								382.5933(1)	I	Custodian
Common Stock								390.0322(2)	I	Custodian
Common Stock								386.8181(3)	I	Custodian
Common Stock								386.8181(4)	I	Custodian
Common Stock								386.8181(5)	I	Custodian
Common Stock								178.6397(6)	I	Custodian
Common Stock								176.2774(7)	I	Custodian
Common Stock								185,831	D	Individual
Common Stock								6,100	D	IRA
Common Stock								2,239.40957	I	401(k) Plan
Common Stock								35,550.8353	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$5.98							06/20/94	06/20/04	Common Stock	4,897			D
Stock Options (Right to Buy)	$6.82							06/22/95	06/22/05	Common Stock	9,581			D
Stock Options (Right to Buy)	$6.78							07/01/96	07/01/06	Common Stock	15,314			D
Stock Options (Right to Buy)	$7.37							06/17/97	06/17/07	Common Stock	15,332			D
Stock Options (Right to Buy)	$11.36							06/16/98	06/16/08	Common Stock	13,939			D
Stock Options (Right to Buy)	$8.84							06/15/99	06/16/09	Common Stock	9,187			D
Stock Option (Right to Buy)	$8.84							06/15/99	06/15/09	Common Stock	12,235			D
Stock Option (Right to Buy)	$7.21							06/12/00	06/12/10	Common Stock	7,707
Stock Option (Right to Buy)	$7.21							06/20/00	06/20/10	Common Stock	12,609			D
Stock Option (Right to Buy)	$9.39							11/20/01	11/20/11	Common Stock	6,872			D
Stock Option (Right to Buy)	$9.39							11/20/01	11/20/11	Common Stock	11,127			D
Stock Option (Right to Buy)	$13.00							11/19/02	11/19/12	Common Stock	15,000			D

Explanation of Responses:

(1) Includes 2.5728 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.
(2) Includes 2.6229 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.
(3) Includes 2.6012 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.
(4) Includes 2.6012 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.
(5) Includes 2.6012 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.
(6) Includes 1.2011 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.
(7) Includes 1.1855 shares acquired in January 2003 under the ESB Financial Corporation Dividend Reinvestment and Stock Purchase Plan.

By: /s/ Charlotte A. Zuschlag **Signature of Reporting Person	February 3, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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